# WILDRIDGE SECURITIES LLC

AS OF DECEMBER 31, 2025

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL |
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| OMB Number: 3235-0123<br>Expires: Nov. 30, 2026<br>Estimated average burden<br>hours per response: 12 |

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-71350 |

## FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Wildridge Securities

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1100 Glendon Avenue, 17th Floor
(No. and Street)

| Los Angeles | CA | 90024 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Kale Fein | (213) 915-6414 | legal@wildridgepartners.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Brian W. Anson, CPA
(Name – if individual, state last, first, and middle name)

| 18455 Burbank Blvd. Suite 406 | Tarzana | CA | 91356 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 09/15/2005 | 2370 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

| FOR OFFICIAL USE ONLY |
|---|
| |

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Kale Fein _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Wildridge Securities _____, as of December 31 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:
**Kale Fein**

Digitally signed by Kale Fein
Date: 2026.02.25 08:06:12 -08'00'

Title:
Partner

**This filing** contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

**BRIAN W. ANSON**
*Certified Public Accountant*
18455 Burbank Blvd., Suite 406, Tarzana, CA  91356 · Tel. (818) 636-5660

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member's and Board of Member's of Wildridge Securities, LLC

### Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Wildridge Securities, LLC as of December 31, 2025, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Wildridge Securities, LLC as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

These financial statements are the responsibility of Wildridge Securities, LLC's management. My responsibility is to express an opinion on Wildridge Securities, LLC's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Wildridge Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Brian W. Anson, CPA

I have served as Wildridge Securities, LLC's auditor since 2025.

Tarzana, California

February 25, 2026

**Wildridge Securities LLC**
**Statement of Financial Condition**
**As of December 31, 2025**

**ASSETS**

| | |
|---|---:|
| Cash and cash equivalents | $ 129,284 |
| Deposit with FINRA | 804 |
| Accounts receivable | 25,000 |
| Prepaid expenses | 265 |
| Computer equipment, net | 1,320 |
| Total assets | $ 156,673 |

**LIABILITIES AND MEMBER'S EQUITY**

**LIABILITIES**

| | |
|---|---:|
| Deferred revenue | $ 64,583 |
| Accounts payable and accrued expenses | 2,099 |
| Total liabilities | 66,682 |

**MEMBER'S EQUITY:**

| | |
|---|---:|
| Member's equity | 89,991 |
| Total member's equity | 89,991 |
| Total liabilities and member's equity | $ 156,673 |

*The accompanying notes are an integral part of this financial statement.*

# Wildridge Securities LLC
**Notes to the Financial Statement**
**As of December 31, 2025**

## Note 1: ORGANIZATION AND NATURE OF BUSINESS

Wildridge Securities LLC (the "Company") is a limited liability company organized in the State of Delaware on March 10, 2025. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly-owned subsidiary of Wildridge Partners LLC (the "Parent"), a Delaware limited liability company.

The Company engages in investment banking providing mergers and acquisitions advisory services and private placements of securities. The Company does not hold customer funds or safeguard customer securities.

## Note 2: SIGNIFICANT ACCOUNTING POLICIES

### Basis of Presentation
The Company's financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

### Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

### Cash and Cash Equivalents
Cash and cash equivalents consist of cash held at JPMorgan Chase Bank, N.A.

### Accounts Receivable
Accounts receivable represent amounts due from clients for advisory services rendered. The Company evaluates the collectibility of its receivables and establishes an allowance for credit losses when management believes that collection is in doubt. No allowance for credit losses was deemed necessary as of December 31, 2025.

### Computer Equipment
Computer equipment is stated at cost. The Company capitalizes tangible assets with a cost of more than $1,000 and an estimated useful life of at least one year. Computer equipment is depreciated over its estimated useful life of three (3) years by the straight-line method. As of December 31, 2025, the Company had computer equipment with a cost of $1,320. The equipment was acquired in December 2025 and no depreciation expense has been recorded for the period ended December 31, 2025 as the asset was placed in service at year end.

### Revenue Recognition (ASC 606)
Revenue is recognized in accordance with ASC 606, Revenue from Contracts with Customers. Revenue is measured based on consideration specified in a contract with a customer, and the Company recognizes revenue when it has satisfied a performance obligation by transferring control over a service to a customer. The Company's revenue consists of (a) advisory fees earned from M&A advisory engagements, which are recognized upon the completion of specified milestones or the closing of transactions, and (b) advisory retainer fees, which represent periodic payments received over the term of an engagement.

Retainer fees received in advance of services are initially recorded as deferred revenue and subsequently recognized as revenue ratably over the applicable service period.

*Deferred Revenue*
Deferred revenue represents retainer fees received from clients for which the related advisory services have not yet been performed.

*Fair Value of Financial Assets and Liabilities*
FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

There were no levels to measure on December 31, 2025.

*Income Taxes*
The Company is a single-member limited liability company that is treated as a "disregarded entity" for federal and state income tax purposes. Accordingly, the Company's taxable income or loss is included in the federal and state income tax returns of the Parent. No provision or liability for federal income taxes is included in these financial statements. The State of California imposes a minimum franchise tax of $800 on limited liability companies, and the State of Delaware imposes an annual LLC tax of $300.

**Note 3: CONCENTRATION OF CREDIT RISK**

The Company maintains its cash deposits at JPMorgan Chase Bank, N.A. At times, balances may exceed the Federal Deposit Insurance Corporation ("FDIC") insurance limit of $250,000. As of December 31, 2025, the Company's cash balance did not exceed the FDIC insurance limit.

For the period ended December 31, 2025, revenue from one client represented approximately 72% of total revenue.

**Note 4: EXPENSE SHARING AGREEMENT**

The Company and the Parent have entered into an Expense Sharing Agreement (the "ESA") pursuant to which the Company reimburses the Parent for a proportional share of certain shared expenses including compensation of personnel performing services on behalf of the Company, office rent, business development expenses, software and communications costs, professional fees, and other general and administrative overhead expenses.

For the period ended December 31, 2025, the Company incurred $56,778 under the Expense Sharing Agreement, consisting of $32,500 in compensation expense, $10,589 in business development, $5,908 in software and communications, $5,001 in professional fees, $2,686 in rent expense and $94 in office supplies. All amounts due under the ESA are settled monthly, and no amounts were outstanding as of December 31, 2025.

**Note 5: COMMITMENTS AND CONTINGENCIES**

The Company shares office space with its Parent pursuant to the Expense Sharing Agreement described in Note 4.

There were no ongoing, pending, threatened, or settled litigation matters to which the Company was a party during or as of the fiscal year ended December 31, 2025.

**Note 6: NET CAPITAL**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 during the first twelve months of operations.

As of December 31, 2025, the Company had net capital of $62,602, which was $54,267 in excess of its required net capital of $8,335. The Company's aggregate indebtedness was $66,682, resulting in a ratio of aggregate indebtedness to net capital of 1.07-to-1, which is less than the 8-to-1 maximum ratio permitted during the Company's first year of operations.

The Company claims exemption from the provisions of SEC Rule 15c3-3(b) regarding the possession or control of customer securities and from Rule 15c3-3(e) regarding reserve deposit requirements because its business is limited to mergers and acquisitions advisory and private placements of securities. The Company claims exemption from Rule 15c3-3 under Section (k)(2)(ii) of the Securities Exchange Act of 1934 and in accordance with Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

**Note 7: SEGMENT REPORTING**

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of mergers and acquisitions and private placement of securities. The Company has identified its Managing Partner as the chief operating decision maker (CODM), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company.

Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information from the

Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

**Note 8: SUBSEQUENT EVENTS**

Management has reviewed the results of operations from December 31, 2025 through February 25, 2026, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred which would require disclosure.